UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-53087

LINIU TECHNOLOGY GROUP

(FORMERLY IAO KUN GROUP HOLDING COMPANY LIMITED)

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 180
Edf. Tong Nam Ah Central Comercio,
13 Andar P Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Other Events.

 LiNiu Technology Group (the “Company”) previously announced that, pursuant to the approval of its board of directors and the vote of its shareholders at a general meeting held on April 24, 2017, its name has been changed from Iao Kun Group Holding Company Limited to LiNiu Technology Group (NASDAQ: LINU). The Company’s trading symbol will change from IKGH to LINU effective at the open of trading on April 27, 2017.

On April 26, 2017, the Company issued a press release relating to the foregoing. A copy of this press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated April 26, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 26, 2017	LINIU TECHNOLOGY GROUP

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai Title: Chief Financial Officer